April 7, 2005


via facsimile and U.S. mail
Ms. Patty Townsend
Vice President, Secretary and Principal Financial Officer
Golden Enterprises, Inc.
One Golden Flake Drive
Birmingham, AL 35205

	Re:	Golden Enterprises, Inc.
		Form 10-K for the year ended May 31, 2004
		Form 10-Q for the period ending November 30, 2004
		Response Letter dated March 30, 2005
		File No. 0-04339

Dear Ms. Townsend:

      We have reviewed the above filings and have the following comments. Our review has been limited to your financial statements and the related disclosures in Management`s Discussion and Analysis.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









10-K for the year ended May 31, 2004


General

1. We are unable to distinguish between the supplemental narrative and proposed disclosure revisions included in your March 30, 2005 response letter, addressing prior comments 2, 3, 4, 5, 7, and 9. Please submit draft amendments to your filings, as previously requested, marked to show all changes and cross referenced by comment number. The changes that you intend to make, and the specific sections of the document you would replace, must be clearly identified. We reissue prior comments 2, 3, 4, 5, 7 and 9.

Management`s Discussion and Analysis

Operating Results, page 15

2. We have read your response to prior comment 4 and note that you provided sales information for the three years ended 5/31/04 and for the two quarters ended 8/31/04 by Manufactured and Resale Products.
We continue to believe that it will be necessary for you to disclose revenue information by product group (e.g. chips, cakes, dips, meat, and nuts) to comply with Item 101(c)(i) of Regulation S-K. Please do not hesitate to contact us regarding this matter if you require further clarification or assistance.

Recent Developments, page 16

3. In response to prior comment 6, you explain that "the Company`s certification as to the effectiveness of `disclosure controls and procedures` as of the balance sheet date was not a certification and was not intended to be a certification as to the effectiveness of `internal controls` as of the balance sheet date."

Under Rule 13a-13(c) of Regulation 13A, disclosure controls and procedures are defined as "controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms." Section
II.E of Release No. 34-47986 clarifies that disclosure controls and procedures include some elements of internal control; with the reference stating that the "...evaluation and disclosure requirements will continue to apply to disclosure controls and procedures, including the elements of internal control over financial reporting that are subsumed within disclosure controls and procedures."

Your disclosure on page 17 states that "the Company`s independent auditors identified and communicated to the Company and the Audit Committee `material weaknesses` (as defined under audit standards adopted by the Public Company Accounting Oversight Board) relating to the Company`s accounting and public reporting of significant matters and management review and oversight of certain accounting matters."

Given that the material weaknesses identified by the auditor include those applicable to "public reporting of significant matters," there appear to be some internal control issues that would fall within disclosure controls and procedures, as defined. Please submit the management report that you received from your auditors detailing the material weaknesses that were identified. Supplement this submission with your explanation of why the material weaknesses identified are not integral in ensuring that information required to be disclosed in your reports is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms.

If after giving further consideration to this matter, you believe that some internal controls subsumed within disclosure controls and procedures are impacted by the material weaknesses that were identified, or are otherwise unable to demonstrate that this is not the case, it will be necessary to amend your certifications and disclosures accordingly.

Closing Comments

      As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

      Direct questions regarding accounting issues and related disclosures to Tracie Towner at (202) 824-5673, or in her absence, to
Karl Hiller at (202) 942-1981. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870.


							Sincerely,



							H. Roger Schwall
							Assistant Director


Golden Enterprises, Inc.
April 7, 2005
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE